The Growth Revolution

                                 October 3, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attention:  Ms. Tangela Richter

          Re:  Organitech USA, Inc.
               FILE NO. 333-134027

Dear Ms. Richter:

     On behalf of our company, I request that the above referenced Registration
Statement be declared effective by the Securities and Exchange Commission at
3:00 p.m. on October 4, 2006 or as reasonably practicable thereafter. Management of our company and the selling shareholders are aware of their responsibilities under the Securities Act of 1933 as they relate to the disposition of the securities covered by the above referenced Registration Statement. We acknowledge that:

          o    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o    Our company may not assert this action as defense in any
               proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your courtesy in this matter.

                                                     Very truly yours,

                                                     /s/ Yaron Shalem
                                                     Chief Financial Officer